Exhibit 4.4

DASEKE, INC.

2017 STOCK OWNERSHIP PROGRAM

FOR EMPLOYEES

Establishment

The following is a summary plan description of the terms of the 2017 Stock Ownership Program (“SOP Plan”) for employees. The SOP Plan is a sub-plan of the Daseke, Inc., 2017 Omnibus Incentive Plan (the “Incentive Plan”) and is intended to be a summary of the term of any Award which is governed by the Award Agreement and the Incentive Plan. All capitalized terms used herein shall have the meanings ascribed to them in the Incentive Plan, unless specifically set forth otherwise herein.

Eligibility

Employees, as designated in the sole discretion of the Company, who are employed by the Company or its subsidiaries who are not designated as truck driver employees by the Company, are eligible to participate in the SOP Plan.

Award Agreement	Each Award granted under the SOP Plan shall be evidenced by a written Award Agreement which shall specify the terms and conditions applicable to the Award.

Equity Awards

The equity awards granted under the SOP Plan shall consist solely of Restricted Stock Units. Each Restricted Stock Unit shall represent the right to receive one Share of Company stock, which Share shall, with respect to a Participant who is a resident of Canada, be issued by the Company from treasury.

Employment With the Company

The Restricted Stock Units granted under the SOP Plan are granted on the condition that the Participant continues to be employed by the Company or its subsidiaries from the date of grant through (and including) the applicable vesting date(s) (referred to herein as the “Period of Restriction”).

Vesting

The number of Restricted Stock Units granted shall vest ratably at the rate of twenty percent (20%) annually from the date of grant, provided the Participant continues to be employed with the Company or its subsidiaries through such anniversary or anniversaries.

Timing of Payout	Payout of all vested Restricted Stock Units shall occur as soon as administratively feasible following the vesting date, but in no event later than sixty (60) days after such vesting date.

Form of Payout

Upon or after the lapse of the Period of Restriction, Restricted Stock Units shall be paid in Shares, which Shares shall, with respect to a Participant who is a resident of Canada, be issued by the Company from treasury.

Dividend Equivalent and Voting Rights

During the Period of Restriction, the Participant shall be entitled to dividend equivalent rights, however, the Participant shall not have voting rights with respect to the Restricted Stock Units. Notwithstanding the foregoing, a Participant who is a resident of Canada shall not be entitled to dividend equivalent rights.

Termination of Employment by Death or Disability

In the event the Participant’s employment with the Company is terminated by reason of death or Disability (as defined in the Incentive Plan), all Restricted Stock Units held by the Participant at the date of termination and still subject to the Period of Restriction shall immediately become vested, together with amounts previously vested, on a pro rata basis based on the number of full months completed during the Restriction Period up through the date of termination divided by the total number of months in the Restriction Period, and shall be paid as soon as administratively feasible, but in no event later than sixty (60) days after such termination date.

Termination of Employment for Other Reasons

In the event the Participant’s employment with the Company is terminated for any reason other than death or Disability, all Restricted Stock Units held by the Participant at the date of termination and still subject to the Period of Restriction shall be forfeited.

Transferability of Awards

Except as otherwise provided in an Award Agreement, no Award may be sold, assigned, alienated, pledged, attached or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution.

No Right to Employment

The grant of an Award shall not be construed as giving a Participant the right to be retained in the employment of the Company. Further, the Company may at any time dismiss a Participant from employment free from any liability or any claim under the SOP Plan or any Award Agreement.

No Rights to Awards

No Participant or other person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, Awards, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

Tax Withholding

The Company shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the SOP Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares or other property) of any applicable withholding taxes in respect of an Award or any payment or transfer under an Award or under the SOP Plan, and to take such other action(s) as may be necessary or appropriate to ensure the payment of such taxes.